

Mail Stop 4561

December 21, 2006

Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043

Re: **Google Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Forms 10-Q for Fiscal Quarters Ended
     March 31, 2005, June 30, 2005, September 30, 2005,
     **   and September 30, 2006**
     Form 8-K filed January 31, 2006

Dear Mr. Schmidt:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 48

1. Your response to prior comment number 5 again indicates that you view the number of paid clicks as a key indicator of your financial and operating performance. Your response further indicates you do not believe that quantifying paid clicks in a period would, in itself, contribute to a thoughtful analysis of the importance of this key indicator in a manner that would improve an investor's understanding of your financial results. However, we note your disclosure on page 28 of Form 10-Q for the quarter ended September 30, 2006 that "paid clicks and ads displayed" are the primary causes of advertising revenue growth for Google web sites and Google Network web sites. As such a quantified presentation of these key indicators would be material information to investors. We refer you to Section III.B.1 of SEC Release 33-8350 (the "Release").

2. As the Release indicates, "(c)ompanies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." Quantified "paid click and ads displayed" information with disclosure of the factors affecting monetization of subsets of that information based on geography, web-site type, web-site vertical focus, emerging markets and developing countries would provide a better understanding of these key indicators.   In addition, analysis of known material trends, events, demands, commitments and uncertainties associated with these key indicators or their subsets as well as explanation of the underlying reasons, implications and interrelationships between constituent elements and the relative significance of those matters would be material information to investors. Disclosure that expands on the nature and quantitative impact of your monetization factors, such as your "limited example" in the last sentence of paragraph three in your response, would appear to be material information to investors. We refer you to Section III.B.4 of the Release and Item 303 of Regulation S-K. Please provide this information in future filings.

Consolidated Balance Sheets, page 73

3. We note your revised your balance sheet presentation to separately disclose the amount of Class A and B shares issued and outstanding in response to prior comment number 6. Disclose in future filings the dollar amount of Class A and B shares issued and outstanding on the face of your balance sheet pursuant to Rule 5-02.30 of Regulation S-X.

Consolidated Statements of Income, page 74

4. We have read your response to prior comment number 7 and we reissue the comment. Please note basic and diluted earnings per share ("EPS") data shall be presented for each class of common stock pursuant to paragraph 61.d of SFAS 128. Since you have two classes of common stock outstanding, you are required to compute EPS using the two-class method. Please tell us how you plan to comply with this guidance.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Note 9. Stockholders' Equity, page 21

5. Tell us your consideration of disclosing the method of estimating the fair value of restricted stock units granted during the period pursuant to paragraph 64.c of SFAS 123(R). In this respect, we note from your disclosure on page 8 that you measure restricted stock units based on their fair market values of the underlying stock on the date of grant. Please clarify whether you are required to use any significant assumptions to determine the fair value of the restricted stock units, such as the assumptions discussed in paragraph A240.e(2) of SFAS 123(R).

Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005, September 30, 2005 and Form 8-K filed January 31, 2006

6. We note your response to comment number 31 from your letter dated August 11, 2006. Your response indicates that your actual cumulative year to date effective tax rate through the six-months ended June 30, 2005 was less than your projected annual rate due to the discrete item recorded in the first quarter of fiscal year 2005. Please clarify why your effective tax rate and your projected annual rate through the six months ended June 30, 2005 were not the same. Please further clarify how your computation of your effective rate and interim period tax through the six months ended June 30, 2005 complies with paragraphs 8, 9 and 16 of FIN 18. In this respect, please clarify why you include the benefit associated with the discrete item recorded in the first quarter of fiscal year 2005 when calculating your effective rate for the six months ended June 30, 2006.

7. Your response to prior comment number 12 indicates that earnings recognized from your Irish subsidiary are taxed at a much lower statutory rate compared to those recognized in the U.S. Please tell us the actual Irish statutory rate as well as the quantitative effect that rate had on your determination of the estimated annual effective tax rate in fiscal year 2005.

8. We note the internal forecast of your annual revenues, expenses, and income before income taxes for your Irish subsidiary and the U.S. for 2004 provided in response to

prior comment number 13. Please provide us the same analysis for each quarter in fiscal year 2005.

9. We note your response to prior comment number 15 and your response to comment number 1 from your letter dated May 12, 2006. Please confirm that each significant reconciling item that increased your forecasted effective rate of 28% to your reported 2005 effective rate of 31.6% was the result of fourth quarter events, i.e. not related to events that occurred prior to September 30, 2005 which should have been incorporated into your anticipated annual effective tax rate calculated as of September 30, 2005.

Closing

You may contact Chris White at (202) 551-3461 or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or Barbara C. Jacobs at (202) 551-3735 with any other questions

Sincerely,

Craig Wilson
Senior Assistant
Chief Accountant